FORM 12B-25 SEC FILE NUMBER 0-19333 U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20459 FORM 12B-25 NOTIFICATION OF LATE FILING (Check One):
[X] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
[ ] Form N-SAR For Period Ended: March 31, 2001 [ ]Transition Report
on Form 10-K [ ] Transition Report
on Form 20-F [ ]Transition Report on Form 11-K [ ] Transition Report
on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended: Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to
imply that the Commission has verified any information contained herein.
 If the notification related to a portion of
the filing checked above, identify the Item(s) to which the notification relates: PART I-REGISTRANT INFORMATION TV COMMUNICATIONS NETWORK, INC.
(Full name of Registrant) 10020 E. GIRARD
AVENUE #300 (Address of Principal Executive Office) DENVER, COLORADO 80231 (City State Zip) PART II.RULES 12B.25(B) AND (C) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
effort or expense; X (b) The subject annual report, semi-annual report, transition report on Form 10.K, Form 10-
KSB, Form 20-F, 11.K or Form N.SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
 or the subject quarterly report or transition report on Form 10.Q or
Form 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribe due date; and
\(c) The accountant's statement or other exhibit required by Rule 12b.25
(c) has been attached if applicable. - ------ PART III.
NARRATIVE State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-
QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. MORE TIME IS NEEDED TO ACCUMULATE INFORMATION. PART IV. OTHER INFORMATION (1) Name and
telephone number of person to contact in regard to this notification
Kenneth D. Roznoy
(303) 751-2900 (Name)(Area Code) (Telephone Number) (2) Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. TV COMMUNICATIONS NETWORK, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized. Date June 29, 2001 /s/ Omar A. Duwaik, President and CEO INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001). -----END
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